EXHIBIT 99.1

Foremost Lithium Announces Commencement of Drill Program at Zoro Lithium Project

  Dyke 1, the Company’s maiden resource, remains the focus for resource expansion as it’s open along strike and at depth.
  The Company has been awarded a two-year work permit from the Manitoba Mines Branch

VANCOUVER, British Columbia, Feb. 13, 2024 (GLOBE NEWSWIRE) -- Foremost Lithium Resource & Technology Ltd. (NASDAQ: FMST) (CSE: FAT) (“Foremost Lithium”, “Foremost” or the “Company”), a North American hard-rock lithium exploration company, is pleased to confirm today that it has commenced drilling on it’s Zoro Lithium Property located in the Snow Lake region of Manitoba.

The Company has received a multi-year work permit for its Zoro Property from the Mining Permit Office of the Manitoba Government, valid until April 26th of 2026, which will improve future corporate administration flow, increase consistency with other application processes, and will ease future long-term drill and exploration programs on the property. This drill program has been partially funded from a $300,000 grant awarded to the Company by The Manitoba Mineral Development Fund in January of 2024.

Figure 1: Planned Drill Holes Targeting Spodumene Bearing Dykes 8, 3, 5, 2, and 1

Jason Barnard, President and CEO of Foremost Lithium, said: “Our maiden resource at our Dyke 1 remains our high priority target with the potential for significant resource expansion beyond its current estimates. Given the fact that we have received a multi-year permit, we have time on our side to build tonnage and resource. Our Zoro Property has 16 proven spodumene bearing lithium pegmatite dykes. This is an ideal opportunity to get those drills turning and hit some great intersections to create great new catalysts for our Company and shareholders, regardless of current market conditions.”

Drilling commenced at the Zoro Property the first week of February at Dyke 8. Previous drilling at this Dyke consisted of eight holes (total of 98.25 metres) that intersected high-grade lithium in 36.5 metres of spodumene-bearing pegmatite. Lithium assay results varied from 0.7% to 1.3% in DDH Far18-034 over drill intersections of 0.9-4.9 metres and from 1.1% to 1.5% Li2O in DDH Far18-035 over drill intersections of 2.2 to 12.3 metres. This Dyke has been defined over 120 metres in length, 5-15 metres in width, has been drilled to a depth of 157 meters and remains open in all directions. Dyke 3 will also be drill tested as it is also open in all directions. Additional drill testing will be performed to determine the relationship between Dyke 8 and Dyke 3. Other spodumene bearing dykes will also be drill tested for resource expansion and development.

Foremost’s highest priority, Dyke 1, hosts an inferred resource from a single high-grade lithium bearing spodumene pegmatite - partially outcropped at surface – of 1,074,567 tons at a grade of 0.91% Li2O, with a cut-off of 0.3%, as set forth in the Company’s filed SK-1300 Technical Report Summary (2023) and NI-43-101 Technical Report (2018). Mineralization at Dyke 1 is defined for 265 metres along strike, up to 40 metres wide and to a depth of 265 metres. It is open in all directions which is expected to provide Foremost an excellent source for further resource development.

Picture 1: Dahrouge Geological Consulting and Rodren Drill Crew in Gogal Hanger on Zoro Site

Drilling is underway with a drill rig and crew provided by Rodren Drilling Ltd. (Winnipeg, Manitoba). Air support, core storage and preparation facilities are provided by Gogal Air Services, and drill pads were cut by Moss Line Cutting Ltd. (both of Snow Lake, Manitoba). Field and technical support for the drilling program is provided by Dahrouge Geological Consulting (Edmonton, Alberta). The Zoro Property drill program was originally targeted to commence following or in conjunction with our Jean Lake property drilling program, but it was decided to first initiate the drill program at Dyke 1 on the Zoro property, with the Jean Lake drill program to follow at a later date.

The Company also announces that it has entered into a marketing and consulting agreement (the “Agreement”) with Lakefront Enterprises Inc. (“Lakefront”). Under the Agreement, Lakefront will provide, among other services, various marketing, electronic media, social media and traditional media support for the Company. Located in Vancouver, British Columbia, Lakefront has been retained on a three-month term for a one-time fee of $172,000 for its services. After the initial three-month period the Agreement will continue for consecutive one-month terms unless terminated by either party upon providing the other party with 30 days’ notice. Lakefront is not a related party and is arm’s length to the Company. Lakefront does not currently own any shares of the Company; however, an affiliate of Lakefront currently owns 1,000 shares of the Company.

Qualified Person

Technical information in this news release has been reviewed and approved by Dr. Mark Fedikow, P.Geo., who is a Qualified Person as identified by Canadian National Instrument 43-101-Standards of Disclosure for Mineral Projects and as defined by the Securities and Exchange Commission’s S-K 1300 rules for mineral deposit disclosure.

About Foremost Lithium

Foremost Lithium (NASDAQ: FMST) (CSE: FAT) (FSE: F0R0) (WKN: A3DCC8) is a hard-rock lithium exploration company focused on empowering the North American clean energy economy. Foremost’s strategically located lithium properties extend over 43,000 acres in Snow Lake, Manitoba, and hosts a property in a known active lithium camp situated on over 11,400 acres in Quebec called Lac Simard South.

Foremost’s four flagship Lithium Lane Projects as well as its Lac Simard South project are located at the tip of the NAFTA superhighway to capitalize on the world's growing EV appetite, strongly positioning the Company to become a premier supplier of North America's lithium feedstock. As the world transitions towards decarbonization, the Company's objective is the extraction of lithium oxide (Li₂O), and to subsequently play a role in the production of high-quality lithium hydroxide (LiOH), to help power lithium-based batteries, critical in developing a clean-energy economy. Foremost Lithium also has the Winston Gold/Silver Property in New Mexico USA. Learn More at www.foremostlithium.com.

Contact and Information

Company
Jason Barnard, President and CEO
+1 (604) 330-8067
info@foremostlithium.com

Investor Relations
Lucas A. Zimmerman
Managing Director
MZ Group - MZ North America
(949) 259-4987
FMST@mzgroup.us
www.mzgroup.us

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Forward-Looking Statements

Except for the statements of historical fact contained herein, the information presented in this news release and oral statements made from time to time by representatives of the Company are or may constitute “forward-looking statements” as such term is used in applicable United States and Canadian laws and including, without limitation, within the meaning of the Private Securities Litigation Reform Act of 1995, for which the Company claims the protection of the safe harbor for forward-looking statements. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management. Any other statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect,” “is expected,” “anticipates” or “does not anticipate,” “plans,” “estimates” or “intends,” or stating that certain actions, events or results “may,” “could,” “would,” “might” or “will” be taken, occur or be achieved) are not statements of historical fact and should be viewed as forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such risks and other factors include, among others, the availability of capital to fund programs and the resulting dilution caused by the raising of capital through the sale of shares, accidents, labor disputes and other risks of the automotive industry including, without limitation, those associated with the environment, delays in obtaining governmental approvals, permits or financing or in the completion of development or construction activities or claims limitations on insurance coverage. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Although the Company believes that the expectations reflected in such forward-looking statements are based upon reasonable assumptions, it can give no assurance that its expectations will be achieved. Forward-looking information is subject to certain risks, trends and uncertainties that could cause actual results to differ materially from those projected. Many of these factors are beyond the Company’s ability to control or predict. Important factors that may cause actual results to differ materially and that could impact the Company and the statements contained in this news release can be found in the Company’s filings with the Securities and Exchange Commission. The Company assumes no obligation to update or supplement any forward-looking statements whether as a result of new information, future events or otherwise. Accordingly, readers should not place undue reliance on forward-looking statements contained in this news release and in any document referred to in this news release. This news release shall not constitute an offer to sell or the solicitation of an offer to buy securities.

The Canadian Securities Exchange has neither approved nor disapproved the contents of this news release and accepts no responsibility for the adequacy or accuracy hereof.

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